October 31, 2024

Jeremy Parks
Chief Financial Officer
Belden, Inc.
1 North Brentwood Blvd, 15th Floor
St. Louis, Missouri 63105

       Re: Belden, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Form 8-K furnished August 1, 2024
           File No. 001-12561
Dear Jeremy Parks:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing